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                                                                    Exhibit 99.1


                                                                   PRESS RELEASE



                                 HOLLINGER INC.


                  RETRACTION PRICE OF RETRACTABLE COMMON SHARES


Toronto, Canada, October 4, 2000 -- Hollinger Inc. (TSE: HLG.C) announces that the Retraction Price of the retractable common shares of the Corporation as of October 5, 2000 shall be $16.75 per share.

Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel. Web sites are operated at all of its major newspapers. It owns the Canada.com national portal site and a variety of other specialized sites. Through its Hollinger Digital subsidiary, it has taken investment positions in various Internet-based companies.

For further information please call:

J. A. Boultbee                      Peter Y. Atkinson
Executive Vice-President and CFO    Executive Vice-President and General Counsel
Hollinger Inc.                      Hollinger Inc.
(416) 363-8721                      (416) 363-8721